

Mail Stop 3720

March 9, 2010

Mr. Hiroo Unoura
Chief Financial Officer
Nippon Telegraph and Telephone Corporation
3-1 Otemachi 2-Chrome
Chiyoda-Ku
Tokyo 100-8116 Japan

      RE: Nippon Telegraph and Telephone Corporation
               Form 20-F for the year ended March 31, 2009
               Filed June 30, 2009
               File No. 1-08910

Dear Mr. Unoura:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

               Sincerely,

               /s/Larry Spirgel
               Assistant Director

cc: Robert W. Mullen, Jr. (fax: 212-822-5150)